July 21, 2023

VIA E-mail

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

       Re:      Kennedy Lewis Capital Company
                File No. 333-272926

Dear Mr. Horowitz:

       On June 26, 2023, you filed an initial registration statement on Form N-2 on behalf of
Kennedy Lewis Capital Company (the    Company   ), under the Securities Act of
1933 (the    1933
Act   ). We have reviewed the registration statement and provided our comments below. Where
a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

LEGAL COMMENTS

                                          GENERAL

   1. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may request such materials.

                                        PROSPECTUS

Cover page

   2. Please disclose the Company   s status as an    emerging growth company
 on the cover
      page.

   3. Please include a cross reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2; see also Guide
      6 to form N-2.
 Mr. Horowitz, Esq.
July 21, 2023

   4. With respect to the bullet points on the cover page:
         a. The staff notes that the Company has added numerous additional bullet points.
             However, many of these appear to be repeated in the risk factors discussion on
             pages 16-17 of the    Prospectus Summary    section. Consider
revising the bullet
             points on the cover page to discuss only those risks related to the illiquid nature of
             the Company   s shares and payment of distributions.
         b. Please also add a bullet point stating that    You will pay a sales
load of up to
             [__]% and offering expenses of up to [__]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales loads and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.

   5. Footnote 2 to the offering table refers to sales charges with respect to Class S and Class D shares. Please supplementally explain why the table does not include a column or row to reflect such sales loads. See Item 1.1.g of Form N-2.

Page iv     MULTI-CLASS EXEMPTIVE RELIEF

   6. Please confirm that the Company intends to receive an exemptive order to offer multiple classes of Common Shares before requesting acceleration of the registration statement.
      To the extent the Company intends to seek acceleration prior to receiving such an order, the registration statement should disclose clearly that the Company currently only offers a single class of shares and the other classes presented are not yet available to the public.

Pages 1-21     PROSPECTUS SUMMARY

   7. The staff notes that the summary section is 21 pages long and contains disclosure that is too detailed, lengthy, or otherwise not necessary to include in a summary. Much of the
      same information appears to be repeated in the prospectus    cover page
or elsewhere in the
      registration statement. Please review and revise the summary section to focus on the
      most essential aspects of the offering and the Company   s business. See
generally Rule
      421 under the 1933 Act.

Page 3     Credit Expertise & Proprietary Origination Capabilities

   8. The second bullet point in this section notes that    Kennedy Lewis
CLO professionals
      and platform . . . [i]ncreases the Advisor   s relevance to The Street.
 With respect to this
      language:
          a. Please clarify to what    The Street    is referring.
          b. Please clarify and explain how and why the CLO platform increases Kennedy
             Lewis    relevance to Wall Street banks.

Page 4     Investment Track Record

   9. This section notes that Kennedy Lewis    track record in private debt
lending dates back to
      the firm   s inception in 2017. Please clarify whether this track record refers to the same

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 Mr. Horowitz, Esq.
July 21, 2023

       types of loans that the Company plans to make (i.e., originated loans to middle market companies) or whether it includes other types of lending, such as CLOs or distressed debt.

Page 5     What is the per share purchase price?

   10. The disclosure in this section indicates the shares will be sold at a subscription price per share, which may be higher than NAV. Disclosure elsewhere in the prospectus (such as on pages 118 and 122), indicates shares are sold at the then-current NAV. Please revise the language on page 5 and throughout to describe more clearly the offering price and mechanics (e.g., timing of NAV determination relative to the acceptance of a subscription agreement).

Page 6     Does the Company use leverage?

   11. The disclosure in this section states that leverage may take the form of preferred shares.
       Please confirm that the Company will not issue preferred stock within one year.
       Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses)
       disclosure.

Page 11     Can I request that my shares be repurchased?

   12. The disclosure in the second paragraph on this page states that any shareholder that submits a repurchase request in excess of $25 million may elect to receive its repurchase proceeds in kind by checking the corresponding box on the tender offer form. Please advise how this provision is consistent with Rule 13e-4(f)(8) of the Securities Exchange
       Act of 1934, as amended (the    1934 Act   ) or revise your disclosure
accordingly.

   13. In discussing the Company   s repurchase procedures in this section,
please disclose that
       the Company will pay all repurchase offer proceeds no later than five business days after the final day that shareholders may tender securities. See Rule 13e-4(f)(5) and Section
       II.D of Commission Release No. 34-43069 (July 31, 2000).

   14. The fifth paragraph on this page states that if the Company needs to modify its
       repurchase procedures,    the Advisor will adopt revised procedures
reasonably designed
       to provide shareholders substantially the same liquidity for Common Shares as would be
       available under the procedures described above.    Please add disclosure
clarifying that
       such modified procedures will comply with the requirements of Rule 13e-4 of the 1934
       Act.

Page 12     Base Management Fee

   15. The sentence    The Base Management Fee will be payable quarterly in
arrears    appears
       twice in this paragraph. Please consider deleting one of these sentences.




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 Mr. Horowitz, Esq.
July 21, 2023

Page 14     What is the difference between the three classes of Common Shares being
offered?

   16. The first paragraph in this section states    although no upfront sales
loads are paid with
       respect to Class S shares, Class D shares, or Class I shares . . . .
Similar language
       appears on pages 18 and 108. However, as noted above, footnote 2 to the offering table
       on the cover page states that    an upfront sales load of 3.50% and
1.50% is paid with
       respect to Class S shares and Class D shares, respectively.    Similar
disclosure also
       appears in the fee table on page 22 and on pages 63 and 118. Please reconcile these discrepancies, as appropriate.

Page 17     Do you currently own any investments?

   17. The disclosure in this section states    Please see    Management   s
Discussion and Analysis
       of Financial Condition and Results of Operations,    the financial
statements included
       herein our periodic reports under the Exchange Act and www.KennedyLewisCapitalCompany.com for information on our investments.
 It
       appears that a word is missing between    herein    and    our periodic
reports.    Please
       revise, as appropriate. Please remove the reference to the Company   s
website from this
       sentence or explain why such reference is appropriate under the securities laws and applicable form requirements.

Page 22     FEES AND EXPENSES

   18. The fee table appears to be missing the reference to footnote 2. Please revise the table to include such reference.

   19. If the Company invests in any joint ventures that are not consolidated with the
       Company   s financial statements and that rely on the exclusion from the definition of
       investment company in Sections 3(c)(1) or (7) of the Investment Company Act of 1940,
       as amended (the    1940 Act   ), please include the expenses of such
ventures as acquired
       fund fees and expenses in the fee table.

Page 28     The Company Borrows Money, Which Magnifies the Potential Gain or
Loss on
Amounts and May Increase the Risk of Investment With Us.

   20. The third paragraph of this section states that on April 20, 2023, the Company entered
       into a    Credit Agreement with a maximum principal amount of $300
million.    Please
       define the capitalized term    Credit Agreement,    and identify the
entity providing the
       Company with this credit.





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 Mr. Horowitz, Esq.
July 21, 2023

Page 34     The Company is Subject to Risks Relating to Electronic Delivery of
Certain
Documents.

   21. This section refers to electronic delivery of, among other things, drawdown notices.
       Please supplementally explain to the staff why investors purchasing Common Shares would receive drawdown notices.

Page 34     The Company is Subject to Risks Relating to Syndication and/or
Transfer of
Investments.

   22. The disclosure in this section refers to subsidiary investment vehicles of the Company.
       In an appropriate location, please clarify whether such subsidiaries will be wholly-owned and/or primarily controlled by the Company. Note that the Company primarily
       controls    a subsidiary if it: (1) controls the subsidiary within the meaning of Section
       2(a)(9) of the 1940 Act; and (2) the Company   s control of the
subsidiary is greater than
       that of any other person. For any subsidiaries that the Company wholly owns or primarily controls and which primarily engage in investment activities in securities or other assets:
           a. Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Sections 18 and 61) on an aggregate basis with such subsidiaries so that the Company treats the
subsidiaries    debt as
               its own for purposes of Sections 18 and 61.
           b. Disclose that any investment adviser to such subsidiary complies with the provisions of the 1940 relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940
               Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with Section 15(c), the
               reviews of the Company   s and the subsidiary   s investment
advisory agreements
               may be combined.
           c. Disclose that each such subsidiary complies with provisions relating to affiliated transactions and custody (Sections 17 and 57). Identify the custodian of each such subsidiary, if any.
           d. Disclose any of the subsidiary   s principal investment
strategies or principal risks
               that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a company that invests in such a subsidiary should reflect aggregate operations of the company and the subsidiary.
           e. Explain in correspondence whether the financial statements of such subsidiary will be consolidated with those of the Company. If not, please explain why not.
           f. Confirm in correspondence that each such subsidiary and its board of directors
               will agree to inspection by the staff of the subsidiary   s
books and records, which
               will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
           g. For any wholly-owned subsidiary, please confirm that such
subsidiary   s
               management fee (including any performance fee), if any, will be included in

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 Mr. Horowitz, Esq.
July 21, 2023

                   Management Fees,    and the wholly-owned subsidiary   s
expenses will be
                included in    Other Expenses    in the Company   s fee table.

Page 43     The Company is Subject to Risks Relating to Large Shareholders.

   23. This section notes that the Company is subject to the risk that shareholders will purchase
       Common Shares in large amounts or unexpectedly, which    could adversely
affect the
       ability of the [Company] to conduct its investment program.    Please
clarify why
       shareholders investing in large amounts could adversely affect the
Company   s investment
       program.

Page 43     The Company is Subject to Risks Relating to Priority Repayment of
Debt
Investments.

   24. The final sentence of this section notes that    The Company invests in
second-lien secured
       debt, which compounds the risks described in this paragraph.    With
respect to this
       language:
           a. Consider revising the sentence to state    The Company also
invests in second-lien
              secured debt . . .    (emphasis added).
           b. Please clarify how second-lien secured debt compounds the risks described in the paragraph.

Page 44     The Company is Subject to Risks Relating to Senior Secured Debt and
Unitranche Debt.

   25. If the Company plans to invest in unitranche debt as part of its principal investment strategy, please include appropriate disclose in the prospectus strategy section.

Page 47     The Company is Subject to Risks Relating to Derivatives.

   26. If the Company plans to invest in derivatives as part of its principal investment strategy,
       please include appropriate disclosure in the prospectus    strategy
section.

Page 50     The Company is Subject to Risks Associated with Subordinated Debt
Tranches.

   27. This section states    The Company makes investments in securities,
including senior or
       subordinated and equity tranches, issued by CLOs, including CLOs for which Kennedy
       Lewis or its subsidiary acts [sic] the collateral manager    (emphasis
added). Please add
       disclosure indicating that such affiliated purchases are subject to the requirements of the
       1940 Act.

Page 55     The Company is Subject to Risks Arising from Entering into at TRS
Agreement.

   28. If the Company plans to enter into TRS agreements as part of its principal investment strategy, please include appropriate disclosure in the prospectus strategy section.


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 Mr. Horowitz, Esq.
July 21, 2023


Page 72     Organization and Offering Costs

   29. The third paragraph of this section includes the language    from
inception to March 31,
       2022.    Please confirm whether this is accurate or whether it should be revised to reflect
       2023.

Page 74     INVESTMENT OBJECTIVES AND STRATEGIES

   30. If the Company   s investment objective may be changed without a vote of
the holders of a
       majority of voting securities, please state so. See Item 8.2.a of Form
N-2.

Page 76     The Board

   31. The final sentence of this section states that the Board is currently composed of six members, four of whom are not interested persons. However, the disclosure and table on page 83 indicates that the Board consists of five members, three of whom are not interested persons. Please reconcile this discrepancy, as appropriate.

Page 78     Regulation as a BDC

   32. The staff notes that much of the information included is this section is repeated in the
          REGULATION    section beginning on page 125. Consider removing the
duplicative
       disclosure from one of these locations.

Page 80     Leverage and Senior Securities; Coverage Ratio

   33. The first paragraph of this section states that    On August 30, 2021,
our sole shareholder
       approved the adoption of the 150% threshold . . . .    Similar
disclosure appears on page
       127. However, disclosure on page 74 states that the Company was formed on February
       10, 2022. Please supplementally explain how the 150% threshold was adopted before the
       Company formed.

   34. The final sentence of the first paragraph in this section refers to borrowing amounts up to
       5% of the value of the Company   s total assets for temporary    or
emergency    purposes.
       Please delete the words    or emergency    from this sentence. Note that
similar disclosure
       appears on page 127.

Page 80     Other Accounts Managed by Portfolio Managers

   35. Please update the information included in this section   s table as of
the most recent
       practicable date. See Instr. 1 to Item 21 of Form N-2.

   36. The parenthetical in the columns reflect that value of assets indicates that the values are
       in millions. Please confirm that this is correct in light of the figures provided in the table.


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 Mr. Horowitz, Esq.
July 21, 2023


   37. Please clarify whether the number of accounts and amount of assets in the table refers to the three portfolio managers combined or each portfolio manager individually. For example, do the three portfolio managers taken together manage a total of 18 different accounts representing a cumulative total value of $6.5 billion, or does each portfolio manager individually manage 18 accounts worth a total of $6.5 billion?

Page 85     Executive Officers Who are not Trustees

   38. The first two sentences discussing Gregory MacCordy are duplicative. Please remove one of these sentences.

Page 100     Competition among the Accounts Managed by the Advisor and Its
Affiliates

   39. The third full paragraph on this page discusses courses of action that Kennedy Lewis may take to reduce the potential for adversity between the Company and an Affiliated
       Account. Please add disclosure indicating that the actions discussed in this paragraph will comply with applicable law or exemptive relief.

Page 112     Action by Shareholders

   40. The fourth paragraph of this section says that    Our Advisor may not
[without shareholder
       approval] . . . amend the Declaration of Trust.    Please confirm that
the reference to the
       Advisor is correct and, if so, please supplementally explain why it is appropriate for the
       Advisor, rather than the Company, to amend the Declaration of Trust.

Page 112     Amendment of the Declaration of Trust and Bylaws

   41. The first paragraph of this section notes that amendments relating to converting the company, by merger of otherwise, from a closed-end investment company to an open-end
       company must be approved    by the affirmative vote of shareholders
entitled to cast at
       least a majority of the votes entitled to be cast on the matter.
Please clarify that this is
       subject to the conditions discussed in the    Actions by the Board
Related to Merger,
       Conversion, Reorganization or Dissolution    section, which notes that
in certain cases,
       approval of at least 75% of the Company   s outstanding voting
securities may be required
       to effect such changes.

   42. In an appropriate location, please clarify whether the voting requirements to change the
       nature of the Company   s business, approve extraordinary corporate
transactions, convert
       to an open-end investment company or remove Trustees are higher than those imposed by federal or state law. See Guide 3 to Form N-2.

Page 113     Derivative Actions

   43. The second sentence of this section states that    No shareholder may
maintain a derivative
       action on behalf of the Company unless holders of at least 50% of the outstanding shares


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 Mr. Horowitz, Esq.
July 21, 2023

       join in the bringing of such action.    Please revise this provision in
the relevant
       organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in the prospectus that the provision does not apply to claims arising under the federal securities laws.

   44. The second paragraph of this section states that    a shareholder may
bring a derivative
       action on behalf of the Company only if the following conditions are met: (i) a demand on the Board shall only be deemed not likely to succeed . . . However, the disclosure as written does not discuss a demand requirement. Please add disclosure clarifying this demand requirement.

Page 113     Exclusive Delaware Jurisdiction

   45. Please clarify that, due to the exclusive Delaware jurisdiction provision, shareholders may have to bring suit in an inconvenient and less favorable forum.

Page 118     Purchase Price

   46. Please briefly explain the difference in price, if any, between the price available to individual and group investors and that available to officers, employees, directors, adviser and the underwriter. See Item 5.2 of Form N-2.

Page 124     SHARE REPURCHASE PROGRAM

   47. The third bullet point on this page notes that the Company may repurchase Common
       Shares held by a shareholder without the shareholder   s consent if,
among other things,
          continued ownership of shares by a shareholder may be harmful or injurious to the business or reputation of the Company, the Advisor or any of their
affiliates . . . .    Please
       revise this bullet point to indicate that such repurchases will be conducted consistent with
       Rule 23c-2. If the Company wishes to retain such disclosure as is, please explain supplementally how the Company intends to apply this basis for mandatory repurchases in a fair and otherwise non-discriminatory manner and how such mandatory repurchases will be in accordance with the provisions of the 1940 Act, the Company's Declaration of
       Trust and/or other governing documents.

Page 138     CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND
REGISTRAR

   48. The final sentence of this section refers to an escrow agent. If
investors    funds will be
       forwarded to an escrow account, briefly describe the conditions for release of the funds;
       whether such funds will accrue interest while in escrow; and the manner in which the monies in such account will be distributed if such conditions are not satisfied, including how accrued interest, if any, will be distributed to investors.





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 Mr. Horowitz, Esq.
July 21, 2023

ACCOUNTING COMMENTS

                                         PROSPECTUS

Page 22     FEES AND EXPENSES

   1. The disclosure in footnote 4 states that    subsequent to any IPO or
Exchange Listing, the
      Company will pay the Advisor a base management fee calculated at an annual rate of
      1.25% of the value of our net assets. . .     (emphasis added). However,
the    Base
      Management Fee    section on page 12 states that the fee will be
calculated based on
         gross    assets. Please ensure this discrepancy is corrected
throughout the document.

   2. The disclosure in footnote 5 states that the capital gain incentive fee will equal 1.25% of the net assets of the Company. It appears from earlier disclosure that the capital gain incentive fee will be 12.5% of realized capital gains from inception. Please confirm that the disclosure in Footnote 5 is accurate concerning the impact of the capital gain incentive fee.

   3. Please disclose in footnote 8 that any expenses waived pursuant to the Expense Support
      Agreement may be subsequently recaptured by the Advisor.



                                     *   *    *   *    *   *

CLOSING

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.





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 Mr. Horowitz, Esq.
July 21, 2023

       Should you have any questions regarding this letter, please contact me at (202) 551-4716.

                                                   Sincerely,

                                                   /s/ Christopher R.
Bellacicco

                                                   Christopher R. Bellacicco
                                                   Attorney-Adviser

cc:    Chad Eskildsen, Accountant
       John C. Lee, Branch Chief
       Christian T. Sandoe, Assistant Director





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